Exhibit 99.3

September 29, 2026

To:	Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission

We have read the statements made by Almonty Industries, Inc. in the attached copy of change of auditor notice dated September 29, 2026, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements concerning PricewaterhouseCoopers LLP in the change of auditor notice dated September 29, 2026.

Yours very truly,

/s/PricewaterhouseCoopers LLP

Houston, Texas

September 29, 2026

PricewaterhouseCoopers LLP
1000 Louisiana Street, Suite 5800
Houston, TX 77002
(713) 356 4000